May 10, 2007

Mail Stop 4561

Michael A. Richard
Chief Financial Officer
VillageEDOCS Inc.
14471 Chambers Road, Suite 105
Tustin, CA 92780

RE: VillageEDOCS Inc.
        File No. 0-31395
        Preliminary Proxy Statement on Form 14A
        Filed on April 30, 2007

Dear Mr. Richard:

        This is to advise you that we are limiting our review of the above proxy statement to the following matters.

Voting and Other Matters, page 1

1.   We note your disclosure under the heading "The Consent Procedures" that California law allows the use of written consents in lieu of a special meeting. Your disclosure under the immediately succeeding heading suggests that you are in fact substituting the proposed consent procedure for your annual meeting. Please confirm that California law permits the solicitation of consents in lieu of holding an annual meeting.

Proposal #2, The Reincorporation of the Company from California to Delaware by Means of a Merger with and into a Wholly-Owned Delaware Subsidiary, page 21

2.   We note that the proposed reincorporation will result in numerous changes to the rights of shareholders set forth in your governing documents. Please revise your proxy statement to present as a separate proposal any provision of the Delaware bylaws or articles that differs from your current bylaws and articles, if the new provision does not automatically apply to you as a result of the change to Delaware law.

<u>Proposal #4, To increase the number of options that we are authorized to grant pursuant to our 2002 Equity Incentive Plan from sixty million (60,000,000) to ninety million (90,000,000), page 37</u>

3.   Please reconcile your disclosure in the first full paragraph on page 38 that the proposed amendment to the Incentive Plan will become effective upon mailing of this statement to your stockholders with your disclosure in the second paragraph on page 2 that each proposal requires the approval of the majority of shares entitled to vote. If proposal #4 does not require shareholder approval, please revise your proxy materials to provide all of the information required by Item 18 of Schedule 14A.

We will not conduct any further review of the proxy statement.   As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, prior to filing your amended definitive proxy statement, please furnish a letter, acknowledging that

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes made in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call Amanda McManus, attorney-advisor, at (202) 551-3412 or the undersigned at (202) 551-3780.

Sincerely,

Karen Garnett
Assistant Director